Exhibit 99.1

Yatsen to Acquire Prestige Skincare Brand Eve Lom

GUANGZHOU, China and LONDON, United Kingdom, March 2, 2021 /PRNewswire/ -- Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leader in the rapidly evolving China beauty market, today announced it has entered into a definitive agreement to acquire prestige skincare brand Eve Lom from Manzanita Capital (“Manzanita”). Manzanita will retain a minority stake in the business and serve as a strategic partner going forward. The acquisition is expected to be completed within the next few weeks.

Founded in 1985 by the renowned facialist Eve Lom, the brand’s eponymous skincare collection is centred on the belief that the secret to radiant skin begins with the perfect cleanse. In the 35 years since the launch of the iconic Eve Lom Cleanser, the brand combines high quality natural ingredients with the latest scientific innovations to create a portfolio of luxurious and effective products, among which many are award-winning. Eve Lom is sold through a high-quality, global distribution network with notable strength in Asian markets, and with e-commerce channels the brand has built a loyal following worldwide.

“We are delighted to welcome the globally beloved Eve Lom brand into our brand portfolio. Eve Lom is one of the best performing skincare brands famed for its profound brand heritage and unique formulas that combine luxury with high-performance results. The brand has developed an incredibly loyal following driven by its hero products such as the Eve Lom Cleanser, and demonstrated resilient sales and profitability even during COVID-19. We are excited to welcome Eve Lom's passionate team with diverse international background in the fashion and beauty industry to enrich our global brand building capabilities and product offerings,” said Jinfeng Huang, founder, chairman and CEO of Yatsen.

Andras Szirtes, Managing Partner of Manzanita, added, “Eve Lom has been part of the Manzanita family of brands for nearly 20 years and together we have been on an incredible journey of growth. We are proud to have watched Eve Lom’s development from a niche brand into a global business with a presence across North America, Europe and Asia. We are very excited about the opportunity to partner with Yatsen. We are convinced that Yatsen’s strong roots with Asian consumers, exceptional e-commerce capabilities and proven track record of innovation will further accelerate Eve Lom's growth.”

Financo acted as financial advisor in the transaction.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leader in the rapidly evolving China beauty market with the mission of creating an exciting new journey of beauty discovery for consumers in China and around the world. The Company has launched three fast-growing, successful color cosmetics and skincare brands: Perfect Diary, Little Ondine and Abby's Choice, and has recently acquired Galénic, an iconic premium skincare brand. Leveraging its digitally native direct-to-customer business model, the Company has built a platform with core capabilities that disrupt every part of the traditional beauty industry value chain and deliver greater value to its customers. The Company reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China. For more information, please visit http://ir.yatsenglobal.com/.

About Manzanita

Manzanita Capital is a specialist investor focused on developing luxury and premium beauty companies into enduring global brands. Unconstrained by strict investment horizons, its long-term perspective is backed by patient family capital.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: yatsen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: yatsen@thepiacentegroup.com